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[LETTERHEAD]

June 12, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read item 4 of Form 8-K dated June 3, 1996 of The Ashton Technology Group, Inc. and are in agreement with the statements contained in the second, third and fourth sentences of the first paragraph therein. We have no basis to agree or disagree with the statements of the registrant contained in the first sentence of Paragraph 1 or any statement contained in Paragraph 2. With respect to the fifth sentence of the first paragraph, we are not aware of any "reportable event" which has occurred through June 3, 1996, however, we note that we have not performed an audit of the registrant's financial statement at or for the year ended March 31, 1996.

/s/ Goldstein Golub Kessler & Company, P.C.

GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.